Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Petroflow Energy Ltd. 1401 17th Street, Suite 310 Denver, Colorado 80202 (303) 296-7070
Item 2	Date of Material Change

April 6, 2010.

Item 3	News Release

Press Release dated April 6, 2010 Distributed by CNW in Canada and the US.

Item 4	Summary of Material Change The Company Announces Updates

Item 5	Full Description of Material Change

Full Description of Material Change

5.1	PLEASE SEE ATTACHED PRESS RELEASE AS FULL DESCRIPTION

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

NO INFORMATION HAS BEEN OMITTED

Item 8	Executive Officer

Mr. Tucker Francicus Interim Chief Financial Officer Petroflow Energy Ltd. 1401 17th Street, Suite 310 Denver, Colorado 80202 USA (303) 296-7070

Item 9	Date of Report

April 8, 2010

FOR IMMEDIATE RELEASE - April 6, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES UPDATES

Petroflow Energy Ltd. (“Petroflow” or the “Company”) today announced that Kyle Miller will cease to hold the office of CEO of Petroflow effective immediately.  The Board of Petroflow thanks Mr. Miller for his service to the Company.  Petroflow also announced today that it has engaged the financial advisory services of Kinetic Advisors LLC.  Kinetic will provide advice on strategic alternatives to the Company with the intent of maximizing the value of the Company.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the ability of the Company to complete strategic alternatives, and our ability to continue the operation of the Company. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the potential adverse impact of continuing defaults under the Credit Agreement with our banking syndicate, the Company’s ability to raise additional equity, commodity prices and the difficulty in retaining key personnel to carry on the Company’s oil and gas operations. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:

Petroflow Energy Ltd.
Tucker Franciscus, Interim CFO
303-296-7070
www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.